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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of July, 2003

                             ABN AMRO HOLDING N.V.

                       Commission File Number: 001-14624

                               ABN AMRO BANK N.V.

                      Commission File Number: 001-14624-05

                (Translation of registrants' names into English)


                             Gustav Mahlerlaan 10,
                               1082 PP Amsterdam,
                                The Netherlands
                    (Address of principal executive offices)


                         ABN AMRO CAPITAL FUNDING LLC V

                       Commission File Number: 001-31727

                        ABN AMRO CAPITAL FUNDING TRUST V

                       Commission File Number: 001-31726

                (Translation of registrants' names into English)

                            135 South LaSalle Street
                            Chicago, Illinois 60603
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F  X                 Form 40-F
                           ---                          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes                    No  X
                           ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes                    No  X
                           ---                   ---



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Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                    No  X
                           ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-104778.

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                             ABN AMRO HOLDING N.V.
                               ABN AMRO BANK N.V.
                         ABN AMRO CAPITAL FUNDING LLC V
                        ABN AMRO CAPITAL FUNDING TRUST V


                               INDEX TO EXHIBITS


Item
----
 1.9 Underwriting Agreement, dated June 26, 2003, among ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO North America Holding Company, ABN AMRO Capital Funding Trust V, ABN AMRO Capital Funding LLC V, and ABN AMRO Incorporated and Citigroup Global Markets Inc. as representatives of the several underwriters named therein, relating to the sale of up to 55,000,000 non-cumulative trust preferred securities unconditionally guaranteed by ABN AMRO Holding N.V.

 8.1      Opinion of Davis Polk & Wardwell regarding tax matters


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ABN AMRO HOLDING N.V.


Date: July 8, 2003                      By: /s/ Rolf Smit
                                           -------------------------------------
                                           Name:  Rolf Smit
                                           Title: Executive Vice President


                                        By: /s/ Arjo Blok
                                           -------------------------------------
                                           Name:  Arjo Blok
                                           Title: Senior Vice President


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ABN AMRO BANK N.V.


Date: July 8, 2003                      By: /s/ Rolf Smit
                                           -------------------------------------
                                           Name:  Rolf Smit
                                           Title: Executive Vice President


                                        By: /s/ Arjo Blok
                                           -------------------------------------
                                           Name:  Arjo Blok
                                           Title: Senior Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ABN AMRO CAPITAL FUNDING LLC V


Date: July 8, 2003                      By: /s/ Jeffrey Sirota
                                           -------------------------------------
                                           Name:  Jeffrey Sirota
                                           Title: Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ABN AMRO CAPITAL FUNDING TRUST V


Date: July 8, 2003                      By: /s/ Jeffrey Sirota
                                           -------------------------------------
                                           Name:  Jeffrey Sirota
                                           Title: Vice President